Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center.

www.charterresourcecenter.com

NEW CHARTER IS BETTER FOR NEW YORK
Today, Charter Communications, Inc., Time Warner Cable Inc., and Advance/Newhouse Partnership (the parent company of Bright House Networks LLC) filed an application with the New York Public Services Commission seeking approval to merge under the common control of Charter.  New Charter will bring a better experience and service to 17 million customers around the country, including more than 3.2 million customers in New York by providing the latest cloud-based technology, faster video and download speeds and no extra charges for heavy Internet usage or modem fees. The transaction will create thousands of American jobs by bringing customer service centers back from overseas and will make broadband more accessible to underserved populations throughout the country. Finally, New Charter has not and will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

New Charter in New York

•	Total Number of Customers: 3,256,109

•	Total Number of Employees: 11,166

•	Total Number of Communities Served: 1,169

New Yorkers will benefit from Charter’s pro-consumer approach and broadband model:

New Charter is committed to full digitization of the Time Warner Cable systems in New York. While Charter is almost 100% digital today, TWC is not all of the way there. With very few exceptions, we will complete the full digitization of those systems in New York within 30 months-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

New Charter customers will be offered Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

New Charter customers will be offered Charter’s innovative set-top box. Charter's Worldbox CPE system represents an advance in set-top box development that will continue to enhance the customer experience with greater capabilities, such as additional simultaneous recordings and increased storage capacity for DVR users.

New Charter will invest significantly in both in-home and out-of-home WiFi. New Charter will increase competition in the mobile data market by deploying over 300,000 out-of-home WiFi access points, many of which will be in New York. These additional access points will increase mobile data competition, enabling consumers in many areas to reduce their mobile data plans with their wireless carriers.

New Charter will invest in customer care. Recognizing the negative view that many Americans have of cable customer service, we are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint. Over the last three years, Charter has brought back jobs from overseas call centers and hired thousands of people to improve our customer care services. As part of our effort, New Charter will also return TWC call center jobs to the United States, including New York, and will hire and train thousands of new employees for its customer service call centers and field technician operations.

New Charter’s commitment to faster speeds. Charter’s slowest broadband tier is 60 Mbps, which enhances the ability of several people in the same house to watch streaming high-definition video at the same time. TWC’s current entry tier broadband service in New York is 15 Mbps. We will offer this fast, minimum broadband speed (60 Mbps) to all TWC customers in New York.

New Charter’s commitment to lower prices. New Charter will price its new 60 Mbps entry level speeds based on Charter’s current model, which is less expensive for consumers than Time Warner Cable’s comparable offerings in New York. It features straightforward, nationally uniform pricing with no data caps, no usage-based pricing, no modem fees, no early termination fees, and does not pass on federal or state Universal Service Fund (USF) fees to customers. Of course, while the New Charter offerings will entail a richer product at a better value, if current customers like their current service and prices, they will not need to change.

New Charter will commit to community investment and corporate citizenship. New Charter will recognize the vital importance of promoting diversity and inclusion strongly rooted in the communities it serves. New Charter will build on each individual company's commitments to good corporate citizenship.

•	Low-income Broadband. New Charter will broaden access to broadband by offering a robust broadband program for low-income consumers.

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Diversity and Inclusion. New Charter will apply Time Warner Cable's award-winning diversity and inclusion initiatives to expand minority and female presence in hiring, purchasing, programming and community investment across the combined company, including in New York.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

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Hiring. Continue Time Warner Cable’s partnerships with educational institutions and nonprofits, including Women in Cable Telecommunications (WICT), the National Association for Multi-Ethnicity in Communications (NAMIC), the Betsy Magness Leadership Institute and the veterans and disability community to recruit and retain a diverse workforce.

▪	Continue Time Warner Cable’s Employee Network Program (forty chapters across the current company’s footprint).

▪	Continue Time Warner Cable’s cross-cultural mentoring program, which provides employees significant opportunities to build skills, knowledge and achieve professional goals.

◦	Purchasing. Continued engagement in supplier diversity events, outreach to minority business organizations and free webinars to increase participation by diverse providers.

▪	Commitment to increasing engagement with minority, women, veteran and disabled-owned businesses to supply them with the high quality materials and programming their customers demand.

◦	Management. Regular updates from senior management team to CEO on progress of initiatives to ensure accountability for meeting diversity and inclusion goals.

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Community Service. New Charter will continue Charter’s commitment to rebuilding homes through Charter’s signature community service program, “Charter Our Community.” Charter Our Community is currently partnered with nonprofits across the United States to rehabilitate and rebuild 25,000 unsafe and unhealthy homes by 2020 in New York and across its footprint

•	New Charter will expand the reach of its broadband network.

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We will build out one million line extensions of our networks into residential areas within our footprint beyond where we currently operate, including in New York. These new facilities will help provide high-speed service to rural and other underserved areas.

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We will invest at least $2.5 billion in the build-out of networks into commercial areas within our footprint beyond where we currently operate, including in New York. This will create additional, much-needed competition in the commercial sector.

New Charter’s commitment to an open Internet. New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	New Charter will not impose data caps or employ usage-based billing.

•	New Charter will continue to engage in reasonable and non-discriminatory interconnection and submit interconnection disputes to the FCC for resolutions on a case-by-case basis.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

Recent Coverage

Syracuse.com: “Charter: Time Warner Cable customers will see 4X faster Internet speeds.” (Rick Moriarity, “Charter: Time Warner Cable customers will see 4X faster Internet speeds,” Syracuse.com, 6/26/15)

The Times Union: “Charter deal for Time Warner Cable to benefit region with lower costs, higher Internet speeds.” (Larry Rulison, “Charter deal for Time Warner Cable to benefit region with lower costs, higher Internet speeds,” Times Union, 6/25/15)

Ambassador Andrew Young, Co-Founder, Bounce TV- the first and only over-the-air broadcast television network for African Americans: “Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to bounce TV viewers, African Americans and all ethnicities.” (Jon Lafayette, “Charter Gets Support From Andrew Young,” Broadcasting & Cable, 6/25/15)

Alfred Liggins, TV One: “Charter’s decision to increase TV one distribution on more widely distributed tiers and therefore more affordable programming packages for African American consumers in key urban markets.” (David Lieberman, “Charter Vows To Invest In Broadband And Jobs If It Gets Time Warner Cable,” Deadline, 6/25/15)

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

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400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com